                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*
                                              -
                                 K-Swiss Inc.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                     Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   482686102
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

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  CUSIP NO. 482686102                  13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Nichols Family Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,697,412

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,697,412

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,697,412
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      25.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      OO (Trust)
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13G
                                 ------------

Item 1 (a)         Name of Issuer
                   --------------

                   K.Swiss Inc.

Item 1 (b)         Address of Issuer's Principal Executive Offices
                   -----------------------------------------------

                   31248 Oak Crest Drive
                   Westlake Village, CA 91361

Item 2 (a)         Name of Person Filing
                   ---------------------

                   Nichols Family Trust

Item 2 (b)         Address of Principal Business Office
                   ------------------------------------

                   c/o K.Swiss Inc.
                   31248 Oak Crest Drive
                   Westlake Village, CA 91361

Item 2 (c)         Citizenship
                   -----------

                   Organized under the laws of the
                   State of California

Item 2 (d)         Title of Class of Securities
                   ----------------------------

                   Class A Common Stock, $.01 par value. As set forth below, shares of Class A Common Stock are represented by shares of Class B Common Stock, which are not registered under Section 12 of the Securities Exchange Act of 1934 (the "Act"), but are immediately convertible into an equal number of shares of Class A Common Stock, $.01 par value, of K.Swiss Inc. The Class A Common Stock is registered under Section 12 of the Act.

Item 2 (e)         CUSIP Number
                   ------------

                   482686102

Item 3             To be filled out if this statement is filed pursuant to Rules
                   -------------------------------------------------------------
                   13d-1(b) or 13d-2(b)
                   ---------------------

                   Not Applicable.

Item 4       Ownership
             ---------

              (a) Amount Beneficially Owned
                  -------------------------

                  2,697,412

              (b) Percent of Class:
                  ----------------

                  2,697,412 of the shares of Class A Common Stock beneficially owned by the Reporting Person represent shares of Class B Common Stock beneficially owned by the Nichols Family Trust (the "Trust"), of which the Reporting Person serves as trustee. If the shares of Class B Common Stock beneficially owned by the Reporting Person as trustee of the Trust were converted into Class A Common Stock, the Reporting Person would beneficially own 25.9% of the outstanding shares of Class A Common Stock.


              (c) Number of shares as to which such person has:
                  --------------------------------------------

                  (i) sole power to vote or to direct the vote: 2,697,412

                 (ii) shared power to vote or to direct the vote: 0

                (iii) sole power to dispose or to direct the disposition of:
                      2,697,412

                 (iv) shared power to dispose or to direct the disposition of: 0


Item 5        Ownership of Five Percent or Less of a Class
              --------------------------------------------
              Not Applicable.

Item 6        Ownership of More than Five Percent on Behalf of Another Person
              ---------------------------------------------------------------

              Not applicable

Item 7        Identification and Classification of the Subsidiary Which Acquired
              ------------------------------------------------------------------
              the Security Being Reported on by the Parent Holding Company
              ------------------------------------------------------------

              Not applicable.

Item 8        Identification and Classification of Members of the Group
              ---------------------------------------------------------

              Not applicable.

Item 9        Notice of Dissolution of Group
              ------------------------------

              Not applicable.

Item 10       Certification.
              --------------

              Not applicable.

                                   SIGNATURE
                                   ---------

           After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    February 9, 2000             /s/ Steven B. Nichols
                                       ---------------------------------------
                                       Steven B. Nichols
                                       Trustee for Nichols Family Trust